Professionally Managed Portfolios
c/o U.S. Bank Global Fund Services
777 East Wisconsin Avenue
Milwaukee, WI 53202

May 14, 2024

VIA EDGAR TRANSMISSION

Valerie Lithotomos
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
Otter Creek Focus Strategy ETF (S000084950)

Dear Ms. Lithotomos:

This correspondence is being filed in response to oral comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on March 26, 2024 and April 12, 2024, in connection with the SEC Staff’s review of the Trust’s Post-Effective Amendment (“PEA”) No. 869 to its registration statement on Form N-1A (the “Registration Statement”). PEA No. 869 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on February 28, 2024. The purpose of PEA No. 869 was to add a new series to the Trust: Otter Creek Focus Strategy ETF (the “Fund”). The Trust will be filing another post-effective amendment under Rule 485(b) to (1) reflect the revisions discussed herein in response to your comments; (2) make certain non-material changes as appropriate, and (3) file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, the Staff’s comments and suggestions are included in bold typeface immediately followed by the Trust’s responses. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

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The Trust’s responses to your comments are as follows:

Accounting Comments

1.Accounting Comment 1: In the “Financial Statements” section in the Fund’s Statement of Additional Information (“SAI”), please revise the first sentence of the second paragraph to state “… as of November 30, 2023” instead of “… fiscal period ending November 30, 2023”.

Response 1: The Trust has updated the date references as of November 30, 2023 as requested.

2.     Accounting Comment 2: The footnote to the Special Purpose Schedule of Investments as of November 30, 2023 in the “Financial Statements” section in the Fund’s SAI does not attach to any of the securities listed in SOI. Please reconcile.

Response 2: The Trust supplementally confirms that the footnote has been deleted.

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Disclosure Comments

1.    Please remove any brackets and fill in all blanks. We remind you that company and management are responsible for the accuracy of disclosure in the Amendment not withstanding review or actions by the Staff.

Response 1: The Trust hereby acknowledges that the Registrant is responsible for the adequacy and accuracy of the disclosure in the Amendment. The Trust confirms that it will fill in all blanks, brackets and otherwise missing information prior to filing the post-effective amendment on Form N-1A to be filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended.

2.     In the “Fees and Expenses of the Fund” section in the Fund’s prospectus, please delete footnote (2) to the Annual Fund Operating Expenses table. To the extent the footnote describes a contractual expense waiver that is not reflected in the Fee Table, it should be deleted. The information in the footnote would be more appropriately disclosed in the information about the advisory agreement included in the Management of the Fund section of the Prospectus. Alternatively, please include a statement in these footnotes disclosing the expense waiver will be in place for at least one year from the date of the Prospectus and also disclose that only the Board of Trustees can terminate this waiver.

Response 2: The Trust notes that the footnote disclosure describes the structure of the Fund’s advisory fee and does not reflect a contractual expense waiver. The Trust believes that the footnote will facilitate investor understanding of the unitary fee structure of the Fund and is consistent with similar disclosures set forth in the Fee Tables of the prospectuses for other ETFs in the industry. Accordingly, the Trust respectfully declines to revise the Prospectus in response to this comment.

3.    In the “Fees and Expenses of the Fund” section in the Fund’s prospectus, if appropriate, please include a line item in the Fund’s fee table for acquired fund fees and expenses (“AFFE”) as required pursuant to Item 3, Instructions 3(f)(i) and (vi) of Form N-1A.

Response 3: The Trust responds by confirming that the Fund’s Fee Table will be revised to reflect an AFFE line item if deemed appropriate.

4.    In the “Principal Investment Strategy” section in the Fund’s prospectus, please revise or delete the last sentence of the first paragraph.

Response 4: The Trust supplementally confirms that this sentence has been deleted.

~~The Fund may invest any portion of the remaining 20% of its net assets in equity securities of small-capitalization mid-capitalization and large-capitalization companies~~.

5.    Sector risk should be included in the prospectus if a fund has a significant amount of its net assets invested in a single sector. If the Fund intends to consistently focus in a particular sector (e.g., a period of three or more years), please disclose the sector, including the strategies and risks of investing in that sector, in the prospectus.

Response 5: The Trust responds by confirming it will include the sectors which the Fund intends to have significant exposure to and the corresponding risk disclosure in future filings, if applicable, in accordance with the requirements of Item 4 of Form N-1A, if applicable.

6.    In the “Principal Investment Strategy” section in the Fund’s prospectus state that the “[t]he Fund intends to invest a substantial portion of its assets in the Advisor’s best ideas.” Please revise the disclosure to clarify what the Advisor considers to be the Advisor’s “best ideas”. Please describe the term using plain English.

Response 6: The Trust has added the disclosure as requested and shown below:

Best ideas are the ideas where the Advisor has the highest conviction in the potential fundamental trajectory of the business over a multi-year time relative to what is discounted into the price of the security.

7.    With respect to the third paragraph of the “Principal Investment Strategy” section in the Fund’s prospectus, please provide a more detailed discussion of the criteria used by the adviser in determining the securities selected for investment and how the adviser determines when to sell an investment as required by Item 9(b)of Form N-1A.”.

Response 7:The Trust has added the disclosure as requested and shown below:

The Advisor may sell a security for a number of reasons including, but not limited to, if a determination is made that the security no longer meets its investment criteria or if a new security is judged more attractive than a current holding. The Advisor buys securities in strong business models that are run by competent management teams and trade at a discount to our estimate of the securities’ fair value price. The Advisor may sell securities when the price of the security is near our estimate of fair value.

8.    Under the “Principal Investment Risks” section in the Fund’s prospectus, please consider including a “cybersecurity” risk factor to Item 9 of Form N-1A, in the Fund’s statutory prospectus.

Response 8: The Trust acknowledges the Staff’s comment; however, it does not believe that cybersecurity is a principal risk for the Fund. The Trust believes that the “Special Risks Related to Cyber Security” language contained in the Fund’s SAI Part B of Form N-1A adequately discloses any associated cyber security risks inherent to each ETF’s investment strategy. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

9.    In the “Principal Investment Risks” section in the Fund’s prospectus, please confirm whether the Fund intends to invest in emerging markets. If the Fund intends to invest in emerging markets, please add relevant risk disclosure pertaining to investments in emerging market countries.

Response 9: The Trust supplementally confirms that the Fund does not intend to invest in emerging markets.

10.    Please provide the following information supplementally in correspondence.

a.Describe the background of the predecessor Account, including information about when and why the predecessor Account was created. If the response indicates that the Account was created solely for purposes of establishing a performance record, the performance should not be presented.

Response: The Advisor has offered a long/short strategy since December 2013. The strategy was previously managed in LP format beginning in 1991. Since that time, the Advisor has received demand for a long-only product that was not combined with a short strategy. The Advisor launched the Otter Creek Focus Strategy in May 2020 in a separate account and marketed it externally. Over the duration of the Strategy the Advisor has garnered increased interest in the strategy being offered in an ETF wrapper, which led to the decision to convert the separate account to an ETF.

b. State that the adviser for the fund was the adviser for the Predecessor Account for the entire performance period shown. Also, state whether the Advisor managed any other Accounts that were materially equivalent to the Fund. Were these other Accounts converted to registered companies, and if not, why not? The registrant should explain why the Predecessor Account was chosen to be registered and if any other materially equivalent Account had lower performance as compared with the Predecessor Account. State whether the Predecessor Account transferred substantially all of its portfolio securities or whether the Predecessor Account transferred only a portion of its assets to the newly registered fund. Generally, a predecessor Account transferring less than substantially all of its assets would not be consistent with the MassMutual no-action letter and its performance should not be presented as the fund’s performance.

Response: The Advisor served as investment adviser for the Predecessor Account for the entire performance period shown. The Advisor has managed other accounts that are materially equivalent to the Fund. At this time investors in those other separately managed accounts prefer the customizations provided within an SMA format and have chosen to not move into an ETF wrapper. The Advisor confirms that all of the materially equivalent accounts have had substantially similar performance. Further, the Predecessor Account intends to transfer substantially all of its portfolio securities into the Fund.

c. State whether the adviser believes that the Predecessor Account could have complied with Subchapter M of the Internal Revenue Code. If a predecessor Account cannot represent that it could have complied with Subchapter M, we may determine that the Fund cannot present the Predecessor Account’s performance.

Response: While the Advisor does not monitor for Subchapter M compliance because the Predecessor Account is not taxed pursuant to Subchapter M, the Advisor believes that the Predecessor Account would have complied with the investment restrictions of Subchapter M.

d. Describe supplementally whether the Predecessor Account made any investment strategy changes to the Account within a one year period prior to the date the registration statement was filed and whether such changes were made in anticipation of the conversion to a registered investment company. In addition, please discuss any variation in the level of assets (e.g., via redemptions, transfers of assets to another person or fund, cash infusions) of the predecessor Account within a one year period prior to the date the registration statement was filed. If any investors in the Predecessor Account redeemed out of the predecessor Account within a one year of this date, please describe whether such investors were able to invest in an Account with substantially similar investment strategies to that of the predecessor Account.

Response: The Predecessor Account did not make any investment strategy changes within the one-year period prior to the filing of the Registration Statement. No investor in the Predecessor Account has redeemed or transferred out of the Predecessor Account within one year of the date hereof. At the time of the conversion, the Predecessor Account will transfer all of its securities and cash to the Fund and the Fund will hold the same securities in the same proportion as was held in the Predecessor Account. There have been no variations in the level of assets in the Predecessor Fund other than in the normal course of business.

e. Please represent that the Advisor has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response: The Advisor represents that it has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

11.    Under “Additional Information About the Fund - Investment Objective”, please describe the Fund’s investment objective pursuant to Item 9(a) and (b) of Form N-1A. In addition, please describe how the Fund intends to achieve its investment objective. In addition, please provide the Fund’s principal investment strategy and how the Advisor decides which securities to buy and sell as required under Item 9(b)(1) and (2) of Form N-1A.

Response 11: The Trust believes the Fund’s current Item 4 disclosure provides a complete and appropriate description of the Fund’s objective and principal investment strategies, including its buy and sell strategies. The Registrant notes that General Instruction C.3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” IM Guidance Update No. 2014-08 discusses how the Commission disagrees with unnecessary duplication of information. When the strategy requires a more detailed description than what is provided in the summary section to understand how the Fund selects its holdings, further disclosure is provided in the “Additional Information About the Fund - Investment Objective” section. However, when the disclosure in the summary section sufficiently describes a particular investment strategy, the Fund does not duplicate the information later in the prospectus. Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund. Accordingly, the Trust has not revised either the Item 4 or Item 9 disclosure.

12.    Please clarify length of service for each portfolio manager by adding the month and year in which they started as a portfolio manager for the Fund.

Response 12: The Trust responds by supplementally confirming that, when known, it will add the month and year to the “Managed the Fund Since” column in the Portfolio Manager table, as required under Item 5(b) of Form N-1A.

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I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Carl Gee at carl.gee@usbank.com or (414) 516-1716.

Sincerely,
/s/Carl G. Gee
Carl G. Gee, Esq.
Vice President & Secretary of the Trust

cc: Domenick Pugliese, Esq.